SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                  27 July 2006


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  1st Quarter Results announcement made on 27 July 2006




July 27, 2006

FIRST QUARTER RESULTS TO JUNE 30, 2006


HIGHLIGHTS

-  Revenue of GBP4,864 million, up 3 per cent

- New wave revenue of GBP1,641 million, up 18 per cent, represents 34 per cent of total revenue

- EBITDA before specific items (1) and leaver costs of GBP1,386 million, up 2 per cent

- Profit before taxation, specific items (1) and leaver costs of GBP639 million, up 24 per cent

- Earnings per share before specific items (1) and leaver costs of 5.8 pence, up 26 per cent

-  BT Retail's share of broadband net additions was 30 per cent

-  Broadband end users (2) of 8.7 million at June 30, 2006



Chief Executive's statement

Ben Verwaayen, Chief Executive, commenting on the first quarter results, said:

"This is a strong all round performance to start the financial year, with the momentum we saw in recent quarters continuing. Revenue has increased for ten consecutive quarters; EBITDA (3) was up 2 per cent, an improvement on the rate of growth we achieved last quarter; and earnings per share3 was up 26 per cent, the seventeenth consecutive quarter of growth.

"Our international business is expanding strongly and we won more than 200 new customer accounts outside the UK in the quarter.

"Our first quarter results underpin our confidence in our ability to continue to grow our revenue, EBITDA, earnings per share and dividends this year."

The income statement, cash flow statement and balance sheet from which this information is extracted are set out on pages 14 to 19.


(1) Before specific items which are material one off or unusual items as defined in note 4 on page 23.

(2) DSL and LLU connections as restated to include BT own use and test lines as sourced from equivalent BT Wholesale systems.

(3) Before specific items and leaver costs.


RESULTS FOR THE FIRST QUARTER ENDED JUNE 30, 2006

                                   First quarter                    Year ended
                                  ----------------------------------  March 31
                                     2006     2005   Better (worse)       2006
                                     GBPm     GBPm               %        GBPm
Revenue                             4,864    4,731               3      19,514

EBITDA
- before specific items and leaver
  costs                             1,386    1,363               2       5,650
- before specific items             1,362    1,357               -       5,517

Profit before taxation
- before specific items and leaver
  costs                               639      517              24       2,310
- before specific items               615      511              20       2,177
- after specific items                615      499              23       2,040

Earnings per share
- before specific items and leaver
  costs                               5.8p     4.6p             26        20.6p
- before specific items               5.6p     4.5p             24        19.5p
- after specific items                5.6p     4.4p             27        18.4p

Capital expenditure                   715      716               -       3,142

Free cash flow                        (17)    (126)             87       1,612

Net debt                            7,727    8,121               5       7,534


The commentary focuses on the results before specific items and leaver costs. This is consistent with the way that financial performance is measured by management and we believe allows a meaningful analysis to be made of the trading results of the group. Specific items are defined in note 4 on page 23.

The income statement, cash flow statement and balance sheet are provided on pages 14 to 19. A reconciliation of EBITDA before specific items to group operating profit is provided on page 28. A definition and reconciliation of free cash flow and net debt are provided on pages 24 to 27.

GROUP RESULTS

Revenue was 3 per cent higher at GBP4,864 million in the quarter with strong growth in new wave revenue more than offsetting the decline in traditional revenue. EBITDA before specific items and leaver costs grew by 1.7 per cent. This is the second quarter of growth and builds on the 0.9 per cent growth reported last quarter. Earnings per share before specific items and leaver costs increased by 26 per cent to 5.8 pence, the seventeenth consecutive quarter of year on year growth.

The strong growth in new wave revenue continued and at GBP1,641 million was 18 per cent higher than last year. New wave revenue accounted for 34 per cent of the group's revenue compared to 29 per cent in the first quarter of last year. New wave revenue is mainly generated from networked IT services, broadband and mobility. Networked IT services revenue grew by 9 per cent to GBP981 million, broadband revenue increased by 45 per cent to GBP454 million and mobility revenue increased by 8 per cent to GBP71 million.

Networked IT services contract wins were GBP1.0 billion in the first quarter, and the value of total orders achieved over the last twelve months was GBP4.1 billion. Of this total, more than 20 per cent of the order value was generated outside the UK.

BT had 8.7 million wholesale broadband connections at June 30, 2006, including 580,000 local loop unbundled lines, an increase of 2.9 million connections year on year and 535,000 connections in the quarter. The definition of broadband connections has been adjusted to include BT own use and test lines as sourced from equivalent BT Wholesale systems on which a data cleanse has also been performed and the statistics above are quoted on a consistent basis. Over 40 per cent of all UK homes now subscribe to broadband services.

Revenue from the group's traditional businesses declined by 4 per cent continuing recent trends. This reflects regulatory intervention, competition, price reductions and also technological changes that we are using to drive customers from traditional services to new wave services.

Major corporate (UK and international) revenue showed growth of 6 per cent, with 10 per cent growth in new wave revenue more than offsetting the decline in traditional services. Migration from traditional voice only services to networked IT services continued with new wave revenue representing 58 per cent of all major corporate revenue.

Revenue from smaller and medium sized (SME) UK businesses was maintained year on year. New wave revenue grew by 25 per cent driven by continued growth in broadband and other new wave services. In the declining UK calls market, BT has continued to use BT Business Plan to defend revenues through delivering value to its customer base.

Consumer revenue in the first quarter was 5 per cent lower. Growth in new wave revenue of 37 per cent continues to reduce our dependence on traditional revenue which has declined by 10 per cent with the strategic shift towards new wave products and services. New wave revenue now represents 14 per cent of the total consumer revenue.

The 12 month rolling average revenue per consumer household (net of mobile termination charges) of GBP253 increased by GBP2 compared to last quarter, the second successive quarter of growth. Improvements in the proportion of customers upgrading from the basic broadband package and more new customers subscribing for higher value packages more than offset the lower call revenues. BT Total Broadband reflects our strategy to drive value into the broadband market. Contracted revenues increased by 1 percentage point to 68 per cent compared to last quarter, 3 percentage points higher than last year.

Wholesale (UK and Global Carrier) revenue increased by 8 per cent. UK Wholesale new wave revenue increased by 21 per cent to GBP265 million, mainly driven by broadband.

Group operating costs before specific items increased by 3 per cent year on year at GBP4,255 million. Staff costs before leaver costs increased by GBP100 million to GBP1,256 million due mainly to the additional staff needed to support networked IT services contracts, increased levels of activity in the network and 21CN activities (including capital work) as well as cost inflation. Leaver costs were GBP24 million in the quarter (GBP6 million last year). Payments to other telecommunication operators were flat year on year at GBP1,006 million. Other operating costs before specific items increased by GBP83 million mainly due to increased costs of sales from growth in networked IT and other new wave services. These were partly offset by cost savings from our efficiency programmes. Depreciation and amortisation decreased by 1 per cent year on year to GBP703 million.

Group operating profit before specific items and leaver costs increased by 4 per cent to GBP683 million. Operating profit margins before specific items and leaver costs increased by 0.2 percentage points to 14.0 per cent.

Net finance costs were GBP46 million, an improvement of GBP96 million against last year. Net finance income associated with the group's defined benefit pension scheme was GBP105 million in the first quarter, GBP42 million higher than last year. Repayment of maturing debt last year, fair value movements on derivatives that are economic hedges but are not fully effective hedges under the IAS 39 definitions and lower net debt have also contributed to the reduction in net finance costs.

Profit before taxation, specific items and leaver costs of GBP639 million increased by 24 per cent.

The effective tax rate on the profit before specific items was 24.5 per cent (25.2 per cent last year). The effective tax rate reflects the continued focus on tax efficiency within the group.

Earnings per share before specific items and leaver costs increased by 26 per cent to 5.8 pence.

Specific items

Specific items are defined in note 4 on page 23. There were no specific items in the first quarter. The charge of GBP12 million in the first quarter of last year arose from the rationalisation of the group's provincial office portfolio.

Cash flow and net debt

Net cash from operating activities in the first quarter amounted to GBP1,002 million compared to GBP841 million last year, largely due to lower working capital outflows.

Cash flows from investing activities were a net cash outflow of GBP1,551 million in the first quarter compared to GBP887 million last year. This mainly reflects the higher surplus funds in the quarter compared to the prior year, which were invested in short term investments.

Cash flows from financing activities were a net outflow of GBP20 million in the first quarter compared to a net outflow of GBP353 million last year. This mainly reflects the issue of commercial paper in the current quarter to support funding requirements which were financed through operational flows in the prior year and lower net interest payments following the maturity of bonds in the prior year.

Free cash flow was a net outflow of GBP17 million in the first quarter compared to a net outflow of GBP126 million last year mainly reflecting the lower working capital outflows. The share buyback programme continued with the repurchase of 22 million shares for GBP50 million during the quarter. Net debt was GBP7,727 million at June 30, 2006, GBP394 million below the level at June 30, 2005. Free cash flow and net debt are defined and reconciled in notes 7 and 8 on pages 24 to 27.

Pensions

The IAS 19 net pension obligation at June 30, 2006 was a deficit of GBP1.6 billion, net of tax, being GBP1.8 billion lower than the level at June 30, 2005. The BT Pension Scheme had assets of GBP35 billion at June 30, 2006. The triennial funding valuation at December 31, 2005 is currently being performed and reviewed in the context of recent regulatory developments and the impact of the Crown Guarantee granted on privatisation in 1984.

21st Century Network

In response to industry feedback, BT presented a detailed 21st Century Network
(21CN) proposal in May 2006, and since then has been actively consulting with industry and Ofcom on these revised proposals. These consultation streams are due to close over the coming weeks.

Upon conclusion, BT expects to have an industry-agreed rollout plan for 21CN. This will cover the migration of existing voice and IPStream broadband services and the introduction of next generation wholesale broadband services in a planned national upgrade. These new services, including backhaul support for LLU, next generation IP Connect and up to 24 Mbit/s broadband, are scheduled to be offered from January 2008 as part of the 21CN UK national rollout programme.

The delivery of 21CN will make BT the first incumbent operator in the world to switch off the PSTN and migrate all of its voice customers onto an all-IP network. Since May this year almost 23 million end-to-end calls have been successfully carried over this network, using equipment from the 21CN preferred suppliers. In addition, BT staff are currently testing services across the IP network between Multi-Service Access Nodes (MSANs). This is part of the comprehensive 21CN testing programme during which more than half a million tests will be conducted in the countdown to the first end user lines being migrated in the Cardiff area in November 2006, as the first stage of the 21CN migration plan commences.

This initial migration phase will conclude in June 2007 and will be followed by a period of industry review and testing ahead of national migration, currently scheduled to begin in January 2008.

The exchange preparation programme, to ensure readiness for all premises required for the delivery of the first stage of the 21CN migration plan, is nearing completion in 90 locations across the country and the build of the IP/ MPLS (Multi-Protocol Label Switching) core network is also underway.

An estimated 3,000 people within BT are working full time on the programme and this number is expected to rise as the programme moves towards national migration.

Line of business results

Openreach, a new line of business created in accordance with the regulatory framework agreed with Ofcom (the Undertakings), was launched on January 21, 2006. It is responsible for ensuring that all communications providers have transparent and equivalent access to the BT network, and comprises a work force of approximately 30,000 people. As at March 31, 2006 Openreach had net operating assets of GBP7.7 billion. Its primary products are wholesale line rental (WLR) and local loop unbundling (LLU).

As required by the timetable set out in the Undertakings the separation of the financial and operating systems to facilitate the reporting of Openreach as a separate line of business has been completed and the Openreach results are reported separately in this quarter's results. In order to assist readers in understanding the year on year performance, we have restated the comparative line of business results. These restatements also reflect the impact of the new internal trading arrangements that have been implemented due to the creation of Openreach. There is no change to the overall group reported results.

_____________________________________________________________________________

BT's final dividend of 7.6 pence per share will be paid on September 11, 2006 to shareholders on the register on August 18, 2006. The ex-dividend date is August 16, 2006.

The second quarter and half year's results are expected to be announced on November 9, 2006.

BT Global Services

                                    First quarter ended June 30     Year ended
                               -----------------------------------    March 31
                                  2006      2005*  Better (worse)        2006*
                                  GBPm      GBPm     GBPm       %         GBPm
Revenue                          2,155     2,067       88       4        8,772
EBITDA before leaver costs         228       221        7       3          975
Leaver costs                        17         2      (15)    n/m           49
                                ------    ------                        ------
EBITDA                             211       219       (8)     (4)         926
Depreciation and amortisation      148       152        4       3          638
                                ------    ------                        ------
Operating profit                    63        67       (4)     (6)         288
                                ======    ======                        ======
Capital expenditure                149       142       (7)     (5)         702
                                ======    ======                        ======


*Restated to reflect changes in intra-group trading arrangements.


BT Global Services grew revenue in the first quarter by 4 per cent to GBP2,155 million. This was achieved despite absorbing the impact of further declines in UK traditional and carrier revenues. Order intake remained firm with networked IT services contract orders of GBP1.0 billion, which included Unilever and Philips, resulting in orders of GBP4.1 billion over the last twelve months. More than 20 per cent of the order intake was again generated outside the UK.

EBITDA before leaver costs increased year on year by GBP7 million to GBP228 million. Further growth in new wave profitability, together with rationalisations in network related and indirect costs, more than offset the decline in EBITDA experienced in UK traditional products, including migration to IPVPNs sold to UK corporates and further reductions in dial IP due to broadband substitution. Depreciation charges were GBP4 million lower but leaver costs were GBP15 million higher following a further headcount reduction programme which took approximately 250 people from the support cost base and this has led to a fall in operating profit after leaver costs of GBP4 million.

Capital expenditure in the quarter rose by GBP7 million to GBP149 million due to extra network investment outside the UK.

BT has achieved some notable successes on its NHS National Programme for IT contracts. On N3, the NHS broadband network in England, it has installed 15,000 connections - ahead of schedule for its target of 18,000 by March 2007. In an extension to this contract, BT has completed over half of the NHS Scotland broadband network. N3 is the largest virtual private network in Europe.

As the London service provider, BT will have delivered some capability to more than 50 per cent of trusts by the end of the year. It has already delivered 50 per cent of its Picture Archiving and Communications Systems (PACS) to trusts serving over two million people. PACS enables X-rays and scans to be stored, displayed, and transmitted electronically, rather than being printed onto film. The programme has also delivered systems for GPs, pathology and pharmacy.

The BT delivered Spine, one of the world's largest transactional database and messaging services, has enabled national services such as electronic prescriptions, (over 2 million prescriptions issued) and the "Choose and Book" service (more than 700,000 appointments). Spine has 250,000 registered users.


BT Retail

                                   First quarter ended June 30     Year ended
                                ----------------------------------   March 31
                                  2006      2005*  Better (worse)        2006*
                                  GBPm      GBPm    GBPm       %         GBPm
Revenue                          2,068     2,120     (52)     (2)       8,507
                                ------    ------                       ------
Gross margin                       560       536      24       4        2,229
SG&A before leaver costs           378       378       -       -        1,491
                                ------    ------                       ------
EBITDA before leaver costs         182       158      24      15          738
Leaver costs                         2         3       1      33           22
                                ------    ------                       ------
EBITDA                             180       155      25      16          716
Depreciation and amortisation       40        34      (6)    (18)         147
                                ------    ------                       ------
Operating profit                   140       121      19      16          569
                                ======    ======                       ======
Capital expenditure                 40        35      (5)    (14)         153
                                ======    ======                       ======

*Restated to reflect changes in intra-group trading arrangements.


BT Retail's EBITDA before leaver costs was 15 per cent higher than last year, the fourth consecutive quarter of growth. Gross margins increased by 1.8 percentage points compared to the prior year helped by increased consumer broadband margins. Improved gross margin management more than compensated for the 2 per cent decline in revenues. Selling, general and administration costs were held flat year on year. Operating profit improved by 16 per cent to GBP140 million.

Traditional revenue declined by 8 per cent whilst new wave revenue grew by 31 per cent, driven primarily by broadband and other new wave services. New wave revenue was 19 per cent of total revenue in the quarter, up from 14 per cent last year.

Broadband revenue grew by 37 per cent to GBP220 million with BT Retail connections at 30 June growing to 2,826,000 an increase of 6 per cent in the quarter. We achieved a 30 per cent market share of broadband net additions (DSL plus LLU) in the quarter.

The launch of BT Total Broadband during the quarter allows customers to enjoy a comprehensive set of cutting-edge features as standard, powered by up to 8 Mbit/ s download speeds. Value for money is enhanced by free evening and weekend calls, and free video calls when made over the broadband connection, along with a suite of security software. These are all brought together through the revolutionary BT Home Hub, providing wireless connectivity to all wireless broadband-enabled devices and services. BT Total Broadband also includes 250 free BT Openzone (public Wi-Fi Service) minutes per month and is enhanced with 24/7 helpdesk support which includes remote diagnostics.

BT Broadband Talk suite of Voice over Internet Protocol (VoIP) products have been upgraded and is one of the most advanced VoIP services on the market, now available with high-definition sound for delivering crystal clear internet voice and video calls. We have also launched BT Broadband Talk Video where customers equipped with the BT Videophone can see the person they are talking to.

The acquisition of dabs.com, one of the UK's leading internet retailers of IT and technology products was completed on April 28, 2006. dabs.com strengthens BT Retail's online sales and service capabilities particularly for the SME market - enhancing its position as a leading retailer of converged IT and communications products and services. We continue to launch new propositions to the SME market, including switches such as BT Micro (office in a box) and converged options and upgrades such as the Broadband Voice Module to facilitate voice and data convergence. These propositions allow our customers to have one system to manage their voice calls, data network, share of broadband access and exploit VoIP technology.

BT Vision, due to launch in Autumn, yesterday announced a major download-to-own and video-on-demand agreement with NBC Universal. BT Vision has also won the rights to carry 242 'near-live' FA Premier League football matches per season covering the 2007-8, 2008-9 and 2009-10 seasons. This will allow fans to watch full Premiership matches on their televisions on a pay per view basis without the need for an up-front subscription. This added to the existing BT Vision content from well-known names including Paramount, DreamWorks, National Geographic and Warner Music will give viewers one of the most compelling entertainment offers in the UK.

Agreements are now in place with 12 cities, including Westminster, Cardiff, Birmingham and Glasgow, which are set to become pioneers of the BT Wireless Cities initiative across the UK. In addition, our customers currently have access to over 8,500 public Wi-Fi hotspots in the UK and Ireland and over 30,000 globally allowing them access to information and services to work, talk and play. BT Openzone the public Wi-Fi service was recently awarded the Best Service Provider accolade at the 2006 Global Wireless Broadband Innovation Awards.

BT Wholesale

                                    First quarter ended June 30      Year ended
                                ----------------------------------     March 31
                                  2006      2005*  Better (worse)         2006*
                                  GBPm      GBPm     GBPm       %         GBPm
External revenue                   997       968       29       3        3,908
Internal revenue                   850       846        4       -        3,435
                                ------    ------                        ------
Revenue                          1,847     1,814       33       2        7,343
Variable cost of sales             920       931       11       1        3,720
                                ------    ------                        ------
Gross variable profit              927       883       44       5        3,623
Network and SG&A before leaver
costs                              449       415      (34)     (8)       1,731
                                ------    ------                        ------
EBITDA before leaver costs         478       468       10       2        1,892
Leaver costs                         1         -       (1)    n/m           31
                                ------    ------                        ------
EBITDA                             477       468        9       2        1,861
Depreciation and amortisation      285       271      (14)     (5)       1,102
                                ------    ------                        ------
Operating profit                   192       197       (5)     (3)         759
                                ======    ======                        ======
Capital expenditure                200       230       30      13          974
                                ======    ======                        ======

*Restated to reflect changes in intra-group trading arrangements.


BT Wholesale revenue in the first quarter of GBP1,847 million increased by 2 per cent, driven by external revenue growth of 3 per cent, reflecting strong growth in broadband. External revenue from new wave services increased by 21 per cent to GBP265 million and accounts for 27 per cent of external revenue.

Internal revenue increased marginally to GBP850 million due to strong growth in internal broadband revenue more than offsetting the impact of lower call volumes and lower regulatory prices being reflected in internal charges.

Gross variable profit at GBP927 million increased by 5 per cent as a result of revenue growth and a change in sales mix towards more profitable products such as broadband. Cost savings through network efficiencies have been more than offset by higher 21CN expenditure and increasing network and customer service costs from growth in broadband.

Overall, EBITDA before leaver costs has increased by GBP10 million to GBP478 million. Higher depreciation due to the shortening of the useful economic lives of legacy transmission assets to be replaced by the 21CN and leaver costs of GBP1 million has resulted in a 3 per cent decline in operating profit.

Capital expenditure in the quarter was 13 per cent lower than last year reflecting the increased investment in the 21CN being more than offset by significantly decreased investment in legacy network technologies.

BT Wholesale will launch BT Movio, Europe's first national broadcast digital TV and Radio Service to a mobile handset, later this summer. Virgin Mobile will be the first retail partner to take the service to market.

BT Wholesale launched broadband max services in March 2006, providing the UK market with the highest stable speed broadband service across the widest national footprint in the world. Service providers are currently migrating broadband subscribers to BT Wholesale's IPMax services, which deliver services at speeds of up to 8 Mbit/s. To date, more than 750,000 subscribers have been migrated to max services, aided by the availability of a new automated mass customer migration tool.

BT Wholesale has also launched beta trials of a range of advanced services, including application driven quality of service, which will ensure high performance for business critical broadband applications.

BT Wholesale recently launched Virtual Interconnect Circuits (VIC), a product designed to provide commercial stability as the industry moves towards next generation networks. VIC will allow service providers to continue to benefit from local exchange segment (LES) rates while BT closes digital line exchanges as part of the 21CN upgrade programme.

Openreach

                                   First quarter ended June 30    Year ended
                               ---------------------------------    March 31
                                 2006     2005*  Better (worse)        2006*
                                 GBPm     GBPm     GBPm       %        GBPm
External revenue                  130       53       77     145         318
Internal revenue                1,129    1,241     (112)     (9)      4,824
                               ------   ------                       ------
Revenue                         1,259    1,294      (35)     (3)      5,142
Operating costs                   787      787        -       -       3,156
                               ------   ------                       ------
EBITDA before leaver costs        472      507      (35)     (7)      1,986
Leaver costs                        2        -       (2)  n/m             3
                               ------   ------                       ------
EBITDA                            470      507      (37)     (7)      1,983
Depreciation and amortisation     175      186       11       6         800
                               ------   ------                       ------
Operating profit                  295      321      (26)     (8)      1,183
                               ======   ======                       ======
Capital expenditure               271      257      (14)     (5)      1,039
                               ======   ======                       ======

*Restated to reflect changes in intra-group trading arrangements.


Openreach's revenue in the first quarter was GBP1,259 million, a decrease of 3 per cent driven by regulatory price reductions partially offset by market volume growth. Recent price reductions have stimulated the market resulting in an increase in external revenues of 145 per cent to GBP130 million. Internal revenue has decreased by 9 per cent to GBP1,129 million reflecting the regulatory price cuts and the volume shift from internal to external revenues.

At the end of June, Openreach had over 580,000 external LLU lines and 3.5 million external WLR lines. These have grown significantly from March 31, 2006 with net additions being 224,000 LLU connections and 683,000 WLR connections on last quarter.

On June 30, 2006, in line with the Undertakings, Openreach successfully provided Metallic Path Facility (MPF) and shared MPF products on an equivalent basis. This was achieved by the development and delivery of the Equivalence Management Platform (EMP). The EMP is an automated system designed to cope with higher volumes of orders for unbundled lines to meet increasing demand.

Operating costs at GBP787 million were held flat despite the increased infrastructure costs incurred to support Openreach, volume increases and inflationary rises. These increases have been offset by various cost savings across the business.

Overall this has delivered a GBP35 million decrease in EBITDA before leaver costs. Decreased depreciation and amortisation costs of GBP11 million is due to the lengthening of the useful economic life of copper, consistent with Ofcom's review. This is partially offset by higher systems depreciation.

Capital expenditure in the quarter was 5 per cent higher than last year reflecting increased investment in new systems to ensure compliance with the Undertakings and increased network infrastructure spend to meet LLU demand.


GROUP INCOME STATEMENT
for the three months ended June 30, 2006

                                     Before specific Specific items
                                               items        (note 4)     Total
(unaudited)                   Notes             GBPm           GBPm       GBPm
-----------------------      ------       ----------    -----------  ---------
Revenue                         2              4,864              -      4,864
Other operating income                            50              -         50
Operating costs                 3             (4,255)             -     (4,255)
                                          ----------    -----------  ---------
Operating profit                2                659              -        659

Finance costs                                   (642)             -       (642)
Finance income                                   596              -        596
                                          ----------    -----------  ---------
Net finance costs               5                (46)             -        (46)

Share of post tax profits
of associates and joint
ventures                                           2              -          2
                                          ----------    -----------  ---------
Profit before taxation                           615              -        615

Taxation                                        (151)             -       (151)
                                          ----------    -----------  ---------
Profit for the period
attributable to equity
shareholders                                     464              -        464
                                          ==========    ===========  =========
Earnings per share              6
- basic                                         5.6p                      5.6p
- diluted                                       5.5p                      5.5p
                                          ==========    ===========  =========


GROUP INCOME STATEMENT
for the three months ended June 30, 2005

                                     Before specific Specific items
                                               items       (note 4)      Total
(unaudited)                   Notes             GBPm           GBPm       GBPm
-----------------------      ------       ----------    -----------  ---------
Revenue                         2              4,731              -      4,731
Other operating income                            42              -         42
Operating costs                 3             (4,125)           (12)    (4,137)
                                          ----------    -----------  ---------
Operating profit                2                648            (12)       636

Finance costs                                   (716)             -       (716)
Finance income                                   574              -        574
                                          ----------    -----------  ---------
Net finance costs               5               (142)             -       (142)

Share of post tax profits
of associates and joint
ventures                                           5              -          5
                                          ----------    -----------  ---------
Profit before taxation                           511            (12)       499

Taxation                                        (129)             4       (125)
                                          ----------    -----------  ---------
Profit for the period
attributable to equity
shareholders                                     382             (8)       374
                                          ==========    ===========  =========
Earnings per share              6
- basic                                         4.5p                      4.4p
- diluted                                       4.5p                      4.4p
                                          ==========    ===========  =========


GROUP INCOME STATEMENT
for the year ended March 31, 2006

                                     Before specific Specific items
                                               items       (note 4)      Total
                              Notes             GBPm           GBPm       GBPm
-----------------------      ------       ----------    -----------  ---------
Revenue                         2             19,514              -     19,514
Other operating income                           227              -        227
Operating costs                 3            (17,108)          (138)   (17,246)
                                          ----------    -----------  ---------
Operating profit                2              2,633           (138)     2,495

Finance costs                                 (2,740)             -     (2,740)
Finance income                                 2,268              -      2,268
                                          ----------    -----------  ---------
Net finance costs               5               (472)             -       (472)

Share of post tax profits
of associates and joint
ventures                                          16              -         16
Profit on disposal of
joint venture                                      -              1          1
                                          ----------    -----------  ---------
Profit before taxation                         2,177           (137)     2,040

Taxation                                        (533)            41       (492)
                                          ----------    -----------  ---------
Profit for the year                            1,644            (96)     1,548
                                          ==========    ===========  =========
Attributable to:
Equity shareholders                            1,643            (96)     1,547
Minority interest                                  1              -          1
                                          ==========    ===========  =========
Earnings per share              6
- basic                                        19.5p                     18.4p
- diluted                                      19.2p                     18.1p
                                          ==========    ===========  =========


GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE for the three months ended June 30, 2006

                                          First quarter ended      Year ended
                                                   June 30           March 31
                                             2006       2005             2006
                                               (unaudited)
                                             GBPm       GBPm             GBPm
---------------------------------------   -------    -------          -------
Profit for the period                         464        374            1,548
                                          =======    =======          =======
Actuarial gains (losses) on
defined benefit pension obligations           305        (80)           2,122
Net movement on cash flow hedges              (24)        64             (200)
Exchange differences on translation of
foreign operations                            (54)        10               24
Tax on items taken directly to equity         (87)        10             (588)
                                          -------    -------          -------
Net gains recognised directly in equity       140          4            1,358
                                          -------    -------          -------
Total recognised income for the period        604        378            2,906
                                          =======    =======          =======
Attributable to:
Equity shareholders                           604        378            2,905
Minority interests                              -          -                1
                                          -------    -------          -------
                                              604        378            2,906
                                          =======    =======          =======


GROUP CASH FLOW STATEMENT
for the three months ended June 30, 2006

                                          First quarter ended      Year ended
                                                   June 30           March 31
                                             2006       2005             2006
                                               (unaudited)
                                             GBPm       GBPm             GBPm
---------------------------------------   -------    -------          -------
Cash flows from operating activities
Cash generated from operations
(note 7 (a))                                1,092        972            5,777
Income taxes paid                             (90)      (131)            (390)
                                          -------    -------          -------
Net cash inflow from operating
activities                                  1,002        841            5,387

Cash flows from investing activities
Acquisition of subsidiaries (net
of cash acquired)                             (38)       (88)            (167)
Net purchase of property, plant,
equipment and software                       (802)      (686)          (2,874)
Interest received                              18         37              185
Net (purchase) sale of short
term investments and non current
asset investments                            (729)      (150)           3,221
                                          -------    -------          -------
Net cash used in investing activities      (1,551)      (887)             365

Cash flows from financing activities
Repurchase of ordinary share capital          (62)       (21)            (339)
Net proceeds from (repayments
of) borrowings                                282        (14)          (2,946)
Interest paid                                (235)      (318)          (1,086)
Equity dividends paid                          (5)         -             (907)
                                          -------    -------          -------
Net cash used in financing activities         (20)      (353)          (5,278)

Effects of exchange rate changes                -         29                -
                                          -------    -------          -------
Net (decrease) increase in cash
and cash equivalents                         (569)      (370)             474
                                          =======    =======          =======
Cash and cash equivalents at
beginning of period                         1,784      1,310            1,310

Cash and cash equivalents, net
of bank overdrafts, at end of
period (note 7 (c))                         1,215        940            1,784
                                          =======    =======          =======
Free cash flow (note 7 (b))                   (17)      (126)           1,612
                                          =======    =======          =======
Increase (decrease) in net debt
from cash flows (note 8)                      122        235             (199)
                                          =======    =======          =======


GROUP BALANCE SHEET
at June 30, 2006

                                           June 30      June 30      March 31
                                              2006         2005         2006
                                                 (unaudited)
                                              GBPm         GBPm         GBPm
-------------------------------------    ---------    ---------    ---------
Non current assets
Goodwill and other intangible assets         1,773        1,343        1,641
Property, plant and equipment               15,375       15,431       15,489
Other non current assets                        81          184           84
Deferred tax assets                            667        1,460          764
                                         ---------    ---------    ---------
                                            17,896       18,418       17,978
                                         ---------    ---------    ---------
Current assets
Inventories                                    138          124          124
Trade and other receivables                  4,549        4,210        4,199
Other financial assets                       1,052        3,866          434
Cash and cash equivalents                    1,391        1,177        1,965
                                         ---------    ---------    ---------
                                             7,130        9,377        6,722
                                         ---------    ---------    ---------
Total assets                                25,026       27,795       24,700

Current liabilities
Loans and other borrowings                   2,888        4,626        1,940
Trade and other payables                     6,394        5,722        6,540
Other current liabilities                    1,043        1,284        1,000
                                         ---------    ---------    ---------
                                            10,325       11,632        9,480
                                         ---------    ---------    ---------
Total assets less current liabilities       14,701       16,163       15,220
                                         =========    =========    =========
Non current liabilities
Loans and other borrowings                   7,042        8,094        7,995
Deferred tax liabilities                     1,498        1,458        1,505
Retirement benefit obligations               2,222        4,867        2,547
Other non current liabilities                1,755        1,489        1,566
                                         ---------    ---------    ---------
                                            12,517       15,908       13,613
                                         ---------    ---------    ---------
Capital and reserves
Called up share capital                        432          432          432
Reserves                                     1,701         (226)       1,123
                                         ---------    ---------    ---------
Total equity shareholders' funds             2,133          206        1,555
Minority interest                               51           49           52
                                         ---------    ---------    ---------
Total equity                                 2,184          255        1,607
                                         ---------    ---------    ---------
                                            14,701       16,163       15,220
                                         =========    =========    =========

NOTES (unaudited)

1   Basis of preparation and accounting policies

These primary statements and selected notes comprise the unaudited interim consolidated financial results of BT Group plc for the quarters ended June 30, 2006 and 2005, together with the audited results for the year ended March 31, 2006. These interim financial results do not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year ended March 31, 2006 were approved by the Board of Directors on May 17, 2006 and published on May 31, 2006. The report of the auditors on those accounts was unqualified and did not contain any statement under Section 237 of the Companies Act 1985.

The financial information set out in these interim financial results has been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted for use in the European Union (EU). The accounting polices which have been applied to prepare the interim financial results are the same as those used for the preparation of the consolidated financial statements for the year ended March 31, 2006.

As permitted, the group has chosen not to adopt IAS 34 "Interim Financial Statements", and therefore these interim financial results are not in full compliance with IFRS.

As required by the timetable set out in the Undertakings the separation of the financial and operating systems to facilitate the reporting of Openreach as a separate line of business has been completed and the Openreach results are reported separately in this quarter's results. In order to assist readers in understanding the year on year performance, we have restated the comparative line of business results. These restatements also reflect the impact of the new internal trading arrangements that have been implemented due to the creation of Openreach. There is no change to the overall group reported results.

2   Results of businesses

(a) Operating results

                                                               Group operating
                      External   Internal      Group   EBITDA     profit (loss)
                       revenue    revenue    revenue      (ii)             (ii)
                          GBPm       GBPm       GBPm     GBPm             GBPm
First quarter ended
June 30, 2006
BT Global Services       1,754        401      2,155      211               63
BT Retail                1,977         91      2,068      180              140
BT Wholesale               997        850      1,847      477              192
Openreach                  130      1,129      1,259      470              295
Other                        6          -          6       24              (31)
Intra-group items (i)        -     (2,471)    (2,471)       -                -
                       -------    -------    -------  -------          -------
Total                    4,864          -      4,864    1,362              659
                       =======    =======    =======  =======          =======
First quarter ended
June 30, 2005
(restated - note 1)
BT Global Services       1,681        386      2,067      219               67
BT Retail                2,023         97      2,120      155              121
BT Wholesale               968        846      1,814      468              197
Openreach                   53      1,241      1,294      507              321
Other                        6          -          6        8              (58)
Intra-group items (i)        -     (2,570)    (2,570)       -                -
                       -------    -------    -------  -------          -------
Total                    4,731          -      4,731    1,357              648
                       =======    =======    =======  =======          =======
Year ended March 31,
2006
(restated - see note 1)
BT Global Services       7,168      1,604      8,772      926              288
BT Retail                8,102        405      8,507      716              569
BT Wholesale             3,908      3,435      7,343    1,861              759
Openreach                  318      4,824      5,142    1,983            1,183
Other                       18          -         18       31             (166)
Intra-group items (i)        -    (10,268)   (10,268)       -                -
                       -------    -------    -------  -------          -------
Total                   19,514          -     19,514    5,517            2,633
                       =======    =======    =======  =======          =======

(i) Elimination of intra-group revenue between businesses, which is included in the total revenue of the originating business.

(ii)   Before specific items.

There is extensive trading between BT's lines of business and the line of business profitability is dependent on the transfer price levels. For regulated products and services those transfer prices are market based whilst for other products and services the transfer prices are agreed between the relevant lines of business. These intra-group trading arrangements are subject to periodic review.

(b) Revenue analysis

                                                                    Year ended
                           First quarter ended June 30                March 31
                         2006     2005   Better (worse)                   2006
                         GBPm     GBPm     GBPm      %                    GBPm
Traditional             3,223    3,346     (123)    (4)                 13,232
New wave                1,641    1,385      256     18                   6,282
                      -------  -------                                 -------
                        4,864    4,731      133      3                  19,514
                      =======  =======                                 =======
Major Corporate         1,699    1,597      102      6                   6,880
Business                  588      586        2      -                   2,324
Consumer                1,252    1,324      (72)    (5)                  5,296
Wholesale/Carrier       1,319    1,218      101      8                   4,996
Other                       6        6        -      -                      18
                      -------  -------                                 -------
                        4,864    4,731      133      3                  19,514
                      =======  =======                                 =======


(c) New wave revenue analysis

                                                                    Year ended
                           First quarter ended June 30                March 31
                         2006     2005   Better (worse)                   2006
                         GBPm     GBPm     GBPm      %                    GBPm
Networked IT services     981      899       82      9                   4,065
Broadband                 454      314      140     45                   1,459
Mobility                   71       66        5      8                     292
Other                     135      106       29     27                     466
                      -------  -------                                 -------
                        1,641    1,385      256     18                   6,282
                      =======  =======                                 =======

(d) Capital expenditure on property, plant, equipment, software and motor vehicles:

                                                                    Year ended
                           First quarter ended June 30                March 31
                         2006     2005   Better (worse)                   2006
                         GBPm     GBPm     GBPm      %                    GBPm
BT Global Services        149      142       (7)    (5)                    702
BT Retail                  40       35       (5)   (14)                    153
BT Wholesale              200      230       30     13                     974
Openreach                 271      257      (14)    (5)                  1,039
Other (including fleet
vehicles and property)     55       52       (3)    (6)                    274
                      -------  -------                                 -------
                          715      716        1      -                   3,142
                      =======  =======                                 =======

Transmission equipment    297      373       76     20                   1,429
Exchange equipment         14       18        4     22                      80
Other network equipment   160      162        2      1                     727
Computers and office
equipment                  74       56      (18)   (32)                    281
Software                  134       65      (69)  (106)                    449
Motor vehicles and other   14       31       17     55                     108
Land and buildings         22       11      (11)  (100)                     68
                      -------  -------                                 -------
                          715      716        1      -                   3,142
                      =======  =======                                 =======

3   Operating costs

                                                                   Year ended
                                 First quarter ended June 30         March 31
                                        2006          2005               2006
                                        GBPm          GBPm               GBPm
Staff costs before leaver costs        1,256         1,156              4,833
Leaver costs                              24             6                133
                                     -------       -------            -------
Staff costs                            1,280         1,162              4,966
Depreciation and amortisation            703           709              2,884
Payments to telecommunication
operators                              1,006         1,009              4,045
Other operating costs                  1,519         1,436              6,113
Own work capitalised                    (253)         (191)              (900)
                                     -------       -------            -------
Total before specific items            4,255         4,125             17,108
Specific items (note 4)                    -            12                138
                                     -------       -------            -------
Total                                  4,255         4,137             17,246
                                     =======       =======            =======


4   Specific items

BT separately identifies and discloses any material one off or unusual items (termed "specific items"). This is consistent with the way that financial performance is measured by management and we believe assists in providing a meaningful analysis of the trading results of the group. "Specific items" may not be comparable to similarly titled measures used by other companies. Specific items were previously referred to as exceptional items under UK GAAP.

                                                                   Year ended
                                 First quarter ended June 30         March 31
                                        2006          2005               2006
                                        GBPm          GBPm               GBPm
Operating costs
Creation of Openreach                      -             -                 70
Property rationalisation costs             -            12                 68
                                     -------       -------            -------
Specific operating costs                   -            12                138

Profit on sale of joint ventures           -             -                 (1)
                                     -------       -------            -------
Total specific items before
taxation                                   -            12               (137)
                                     =======       =======            =======

5   Net finance costs

                                                                   Year ended
                                 First quarter ended June 30         March 31
                                        2006          2005               2006
                                        GBPm          GBPm               GBPm
Finance costs1 before pension
interest                                 175           262                924
Interest on pension scheme
liabilities                              467           454              1,816
                                     -------       -------            -------
Finance costs                            642           716              2,740

Finance costs before pension
income                                   (24)          (57)              (198)
Expected return on pension scheme
assets                                  (572)         (517)            (2,070)
                                     -------       -------            -------
Finance income                          (596)         (574)            (2,268)
                                     -------       -------            -------
Net finance costs                         46           142                472
                                     =======       =======            =======
Net finance costs before pensions        151           205                726
Interest associated with pensions       (105)          (63)              (254)
                                     -------       -------            -------
Net finance costs                         46           142                472
                                     =======       =======            =======

1Finance costs in the first quarter ended June 30, 2006 and June 30, 2005 include a GBP3 million net credit and GBP12 million net charge, respectively, arising from the re-measurement of financial instruments which under IAS 39 are not in hedging relationships on a fair value basis.

6   Earnings per share

The basic earnings per share are calculated by dividing the profit attributable to shareholders by the average number of shares in issue after deducting the company's shares held by employee share ownership trusts and treasury shares. In calculating the diluted earnings per share, share options outstanding and other potential ordinary shares have been taken into account.

The average number of shares in the periods were:

                                                                   Year ended
                           First quarter ended June 30               March 31
                                 2006             2005                   2006
                                         millions of shares
Basic                           8,314            8,471                  8,422
Diluted                         8,455            8,556                  8,537



7   (a) Reconciliation of profit before tax to cash generated from operations

                                                                   Year ended
                           First quarter ended June 30               March 31
                                 2006             2005                   2006
                                 GBPm             GBPm                   GBPm
Profit before tax                 615              499                  2,040
Depreciation and amortisation     703              709                  2,884
Associates and joint ventures      (2)              (5)                   (16)
Net finance costs                  46              142                    472
Changes in working capital       (357)            (453)                   120
Provision movements, pensions
and other                          87               80                    277
                               ------           ------                 ------
Cash generated from operations  1,092              972                  5,777
                               ======           ======                 ======

7   (b) Free cash flow

                                                                   Year ended
                           First quarter ended June 30               March 31
                                 2006             2005                   2006
                                 GBPm             GBPm                   GBPm
Cash generated from
operations                      1,092              972                  5,777
Income taxes paid                 (90)            (131)                  (390)
                               ------           ------                 ------
Net cash inflow from operating
activities                      1,002              841                  5,387

Included in cash flows from
investing activities
Net purchase of property,
plant, equipment and software    (802)            (686)                (2,874)
Net purchase of non current
asset investments                   -                -                     (1)
Dividends received from
associates                          3                -                      1
Interest received                  15               37                    185
Included in cash flows from
financing activities
Interest paid                    (235)            (318)                (1,086)
                               ------           ------                 ------
Free cash flow                    (17)            (126)                 1,612
                               ======           ======                 ======

Free cash flow is defined as the net increase in cash and cash equivalents less cash flows from financing activities (except interest paid) and less the acquisition or disposal of group undertakings. It is not a measure recognised under IFRS but is a key indicator used by management in order to assess operational performance.

(c) Cash and cash equivalents

                                              At June 30          At March 31
                                            2006      2005               2006
                                            GBPm      GBPm               GBPm
Cash at bank and in hand                     464       438                511
Short term deposits                          927       739              1,454
                                          ------    ------             ------
Cash and cash equivalents                  1,391     1,177              1,965
Bank overdrafts                             (176)     (237)              (181)
                                          ------    ------             ------
                                           1,215       940              1,784
                                          ======    ======             ======

8   Net debt

Net debt at June 30, 2006 was GBP7,727 million (June 30, 2005 - GBP8,121 million, March 31, 2006 - GBP7,534 million).

Net debt consists of loans and other borrowings less current asset investments and cash and cash equivalents. Loans and other borrowings are measured as the net proceeds raised, adjusted to amortise any discount over the term of the debt. For the purpose of this analysis current asset investments and cash and cash equivalents are measured at the lower of cost and net realisable value. Currency denominated balances within net debt are translated to sterling at swapped rates where hedged.

This definition of net debt measures balances at the future cash flows due to arise on maturity of financial instruments and removes the balance sheet adjustments made from the re-measurement of hedged risks under fair value hedges and the use of the amortised cost method as required by IAS 39. In addition, the gross balances are adjusted to take account of netting arrangements amounting to GBP173 million. Net debt is a non GAAP measure since it is not defined in IFRS but it is a key indicator used by management in order to assess operational performance.

(a) Analysis

                                                     At June 30    At March 31
                                                   2006      2005         2006
                                                   GBPm      GBPm         GBPm
Loans and other borrowings                        9,930    12,720        9,935
Cash and cash equivalents                        (1,391)   (1,177)      (1,965)
Other current financial assets(1)                (1,036)   (3,704)        (365)
                                                 ------    ------       ------
                                                  7,503     7,839        7,605
Adjustments:
To retranslate currency denominated balances at
swapped rates where hedged                          371       486          121
To recognise borrowings at net proceeds and
unamortised discount                               (147)     (212)        (192)
Other                                                 -         8            -
                                                 ------    ------       ------
Net debt                                          7,727     8,121        7,534
                                                 ======    ======       ======

After allocating the element of the adjustments which impact loans and other borrowings, gross debt at June 30, 2006 was GBP9,975 million (June 30, 2005 - GBP12,686 million, March 31, 2006 - GBP9,686 million).

(1) Excluding derivative financial instruments of GBP16 million, GBP162 million and GBP69 million at June 30, 2006 and 2005 and March 31, 2006, respectively.

(b) Reconciliation of net cash flow to movement in net debt

                                                                   Year ended
                               First quarter ended June 30           March 31
                                        2006          2005               2006
                                        GBPm          GBPm               GBPm
Net debt at beginning of period        7,534         7,893              7,893
Increase (decrease) in net debt
resulting from cash flows                122           235               (199)
Net debt assumed or issued on
acquisitions                               -             1                  -
Currency movements                        63           (14)               (75)
Other non-cash movements                   8             6                (85)
                                      ------        ------             ------
Net debt at end of period              7,727         8,121              7,534
                                      ======        ======             ======


9   Statement of changes in equity

                                                                   Year ended
                               First quarter ended June 30           March 31
                                        2006          2005               2006
                                        GBPm          GBPm               GBPm
Shareholders' funds                    1,555            45                 45
Minority interest                         52            50                 50
                                      ------        ------             ------
                                       1,607            95                 95

Effect of adoption of IAS 32 and 39        -          (209)              (209)
                                      ------        ------             ------
Fund (deficit) at beginning of
period                                 1,607          (114)              (114)

Total recognised income for the
period                                   604           378              2,906
Share based payment                       20             2                 65
Issues of shares                           1             2                  4
Net purchase of treasury shares          (47)          (12)              (344)
Dividends on ordinary shares               -             -               (912)
Minority interest                         (1)           (1)                 2
                                      ------        ------             ------
Net changes in equity for the
financial period                         577           369              1,721

Equity at end of period
Shareholders' funds                    2,133           206              1,555
Minority interest                         51            49                 52
                                      ------        ------             ------
                                       2,184           255              1,607
                                      ======        ======             ======

10   Earnings before interest, taxation, depreciation and amortisation (EBITDA)

                                                                   Year ended
                                First quarter ended June 30          March 31
                                        2006          2005               2006
                                        GBPm          GBPm               GBPm
Operating profit                         659           636              2,495
Specific items (note 4)                    -            12                138
Depreciation and amortisation
(note 3)                                 703           709              2,884
                                      ------        ------             ------
EBITDA before specific items           1,362         1,357              5,517
                                      ======        ======             ======

Earnings before interest, taxation, depreciation and amortisation (EBITDA) before specific items is not a measure recognised under IFRS, but it is a key indicator used by management in order to assess operational performance.

11   United States Generally Accepted Accounting Principles (US GAAP)

The results set out above have been prepared in accordance with the basis of preparation as set out in note 1. The table below sets out the results calculated in accordance with US GAAP.

                                                                   Year ended
                               First quarter ended June 30           March 31
                                      2006          2005                 2006
Net income attributable to
Shareholders (GBPm)                    414           393                1,063

Earnings per ADS (GBP)
- basic                               0.50          0.46                 1.26
- diluted                             0.49          0.46                 1.25


Each American Depositary Share (ADS) represents 10 ordinary shares of BT Group plc.

Shareholders' equity, calculated in accordance with US GAAP, is GBP159 million at June 30, 2006 (June 30, 2005 - GBP231 million deficit, March 31, 2006 - GBP158 million deficit).

Forward-looking statements - caution advised

Certain statements in this results release are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements include, without limitation, those concerning: continued growth in revenue, EBITDA, earnings per share and dividends; growth in new wave revenue, mainly from networked IT services, broadband and mobility growth; expanding international business; implementation of BT's 21st Century Network and the rollout programme, and the introduction of next generation services; and cost savings.

Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.

Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT; future regulatory actions and conditions in BT's operating areas, including competition from others; selection by BT and its lines of business of the appropriate trading and marketing models for its products and services; fluctuations in foreign currency exchange rates and interest rates; technological innovations, including the cost of developing new products, networks and solutions and the need to increase expenditures for improving the quality of service; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs; developments in the convergence of technologies; the anticipated benefits and advantages of new technologies, products and services, including broadband and other new wave initiatives, not being realised; and general financial market conditions affecting BT's performance. BT undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.




Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 27 July, 2006